Exhibit 4.17

Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Shanghai Zheng Hong Construction Consulting Co. Ltd. for bid management services

Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) entered into an agreement (“Agreement”) with Shanghai Zheng Hong Construction Consulting Co. Ltd. (“Zheng Hong”) on December 1, 2011.  Pursuant to the Agreement, Zheng Hong shall provide bid management services to Guilin JTF for the construction of the Green Energy Smart Grid Industrial Park, including -

•	assist Guilin JTF in filing the application for bid invitations;
•	distribute bid invitations and acceptance of bidder registration;
•	prepare, submit for review, and distribute pre-bid qualification documents, and assist Guilin JTF to review the pre-bid qualification of the bidders;
•	send notices to bidders that meet the pre-bid qualifications;
•	prepare bid invitation documents;
•	develop bid review procedures and submit the procedures to Guilin JTF for review and approval;
•	send out the bid invitation documents and answer questions from bidders;
•	assist Guilin JTF organize bid evaluation committee;
•	host bid opening meetings;
•	organize bid opening, bid evaluation, bid selection and assist Guilin JTF in sending bid acceptance notice to the winning bidder;
•	prepare and submit bid evaluation and other work reports; and
•	prepare project checklists and base bid price.

In consideration for Zheng Hong’s services, Guilin JTF shall pay Zheng Hong a contract price of RMB 30,000 within seven days of the issuance of the bid acceptance notice.